Exhibit 12
Belo Corp.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Nine months ended
	September 30,			Year ended December 31,
	2009	2008		2008	2007		2006		2005		2004
Earnings:
Earnings before income taxes and the cumulative effect of accounting changes	$(202,817)	$79,744		$(521,212)	$117,628		$145,717		$107,045		$144,928
Add: Total fixed charges	47,107	67,456		85,864	97,544		99,736		93,663		92,714
Less: Interest capitalized	108	—		53	902		1,666		167		163

Adjusted earnings	$(155,818)	$147,200		$(435,401)	$214,270		$243,787		$200,541		$237,479

Fixed Charges:
Interest	$45,566	$65,427		$83,146	$95,395		$97,319		$91,171		$90,327
Portion of rental expense representative of the interest factor (1)	1,541	2,029		2,718	2,149		2,417		2,492		2,387

Total fixed charges	$47,107	$67,456		$85,864	$97,544		$99,736		$93,663		$92,714

Ratio of Earnings to Fixed Charges	— (2)	2.18	x	— (3)	2.20	x	2.44	x	2.14	x	2.56	x

(1)	For purposes of calculating fixed charges, an interest factor of one third was applied to total rent expense for the period indicated.

(2)	For purposes of calculating the ratio of earnings to fixed charges, adjusted earnings includes a non-cash charge for intangible asset impairment of $242,144, which causes the ratio to be deficient. Excluding the non-cash charge, the adjusted earnings would be $86,326 and the ratio of earnings to fixed charges would be 1.83. Including the non-cash charge, the amount of the deficiency, as defined, is $202,925.

(3)	For purposes of calculating the ratio of earnings to fixed charges, adjusted earnings includes a non-cash charge for intangible asset and goodwill impairment of $662,151, which causes the ratio to be deficient. Excluding the non-cash charge, the adjusted earnings would be $226,750 and the ratio of earnings to fixed charges would be 2.64. Including the non-cash charge, the amount of the deficiency, as defined, is $521,265.